

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 9, 2016

Rajiv De Silva
President and Chief Executive Officer
Endo International plc
First Floor, Minerva House
Simmonscourt Road, Ballsbridge
Dublin 4, Ireland

Re: Endo International plc
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36326

Dear Mr. De Silva:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Generic Pharmaceuticals, page 11

1.   Please tell us why you do not include narrative discussion concerning any of your generic pharmaceutical products. By way of contrast, we note that you provide narrative discussion and revenue disclosure concerning multiple products in your smaller branded pharmaceuticals segment. In particular, please tell us why you do not provide narrative discussion or revenue disclosures concerning your generic Vasostrict product. In this regard, we note that management indicated on the Q1 Earnings Call that Vasostrict's annual revenues for FY2016 would be in excess of around $300 million. As applicable, please reference Regulation S-K, Item 101(c) and Item 303(a)(3) in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance